DYNACQ HEALTHCARE, INC.

4301 VISTA ROAD, PASADENA, TEXAS 77504

October 4, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Jeffrey Riedler, Assistant Director

Re:	Dynacq Healthcare, Inc.

Amendment No. 1 to Information Statement on Schedule 14C

Filed October 3, 2012

File No. 000-21574

Ladies and Gentlemen:

On October 3, 2012, Dynacq Healthcare, Inc. (the “Company”) filed Amendment No. 1 to a Preliminary Information Statement on Schedule 14C (the “Information Statement”). By letter dated October 4, 2012, the Company has received the comment of the staff of the Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

The following repeats the comment in the Comment Letter for your convenience, followed by the Company’s response to the comment.

1.	We note your response to our prior comment 1. In regard to the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber from their positions as members of your Board of Directors, please confirm that you will file an Item 5.02 Form 8-K and, as applicable, follow the procedures outlined in Item 5.02(a)(2) and (3).

Response: In response to the Staff’s comment, the Company hereby confirms that it will file an Item 5.02 Form 8-K and, if applicable, follow the procedures outlined in Item 5.02(a)(2) and (3).

*—*—*—*—*—*

Securities and Exchange Commission

October 4, 2012

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 378-2000 or Brian P. Fenske at (713) 651-5557 or Davor Vukadin at (713) 651-5238, each of Fulbright & Jaworski L.L.P., counsel to the Company.

Very truly yours,

DYNACQ HEALTHCARE, INC.

By:	/s/ Dr. Eric K. Chan
Dr. Eric K. Chan
Chief Executive Officer and President

DV/jy

cc:	Johnny Gharib (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Brian P. Fenske (Fulbright & Jaworski L.L.P.)
Davor Vukadin (Fulbright & Jaworski L.L.P.)